

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via facsimile
Ms. Barbara R. Smith, Senior Vice President and CFO
Commercial Metals Company
6565 N. MacArthur Blvd.
Irving, TX 75039

    Re: Commercial Metals Company
            Form 10-K for the Year Ended August 31, 2011
            Filed October 31, 2011
            File No. 1-4304

Dear Ms. Smith:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Income Taxes, page 33

1.   We note your discussion of your effective tax rate for fiscal year 2011 as compared to fiscal year 2010. With reference to your reconciliation of United States statutory rates to the effective rates on page 62, expand your discussion to address all items impacting your effective tax rates for each period, including changes in state and local taxes, valuation allowance and liability for non-US earnings.

Liquidity and Capital Resources, page 37

2.   Given your significant foreign operations, please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents as of August 31, 2011, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Cash Flows, page 38

3.   We note you had significant increases in accounts receivable and inventory balances as of August 31, 2011 as compared to balances as of August 31, 2010. Expand your discussion to better address underlying reasons for increases in these balances and consider whether a discussion of financial measures such as day's sales outstanding and day's sales in inventory would be relevant to a reader of your financial statements.

Critical Accounting Policies and Estimates, page 41

Goodwill, page 41

4.   Please confirm, if true, and revise your disclosures in future filings to clarify that you only aggregate reporting units if they are a reporting level below an operating segment. Refer to ASC 350-20-35-1.

Footnotes to the Financial Statements

Note 7. Impairment and Facility Closure Costs

5.   We note the Company recorded impairment charges as a result of the Company's decision to close certain rebar fabrication and construction service locations and the Company's fabrication operation in Germany during the fourth quarter of 2011. In future filings, disclose the fair value of the assets impaired as well as the other disclosures required by ASC 820-10-50-5.

Note 16. Commitments and Contingencies, page 66

Legal and Environmental Matters, page 67

6.   We note that in 2008 you were served with a class action antitrust lawsuit brought by Standard Ironworks of Scranton, Pennsylvania. Please revise your disclosures to address the current status of this lawsuit and what impact this lawsuit could have on your financial statements. If there is at least a reasonable possibility that you may have incurred a loss related to this matter, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 19. Business Segments

7.   Please revise to clarify, if true, that your reporting segments are your operating segments. If you have aggregated operating segments into your reporting segments, please identify

those operating segments and tell us how you met the aggregation criteria set forth in ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief